Delisting Determination,The Nasdaq Stock Market, LLC,
December 12, 2007, InPhonic, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of InPhonic, Inc. (the Company), effective at the opening of the trading session on December 24, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Companys filing for protection under Chapter 11 of the U.S. Bankruptcy Code raised public interest concerns pursuant to Rule 4300 and IM 4300. The
Company was notified of the Staffs determination to delist the Company on November 9, 2007, and trading of the Company's stock was suspended on November 20, 2007. The Company did not appeal the Staff determination to the Listing
Qualifications Hearings Panel, and the Staff determination to delist the Company became final on November 20, 2007.